Exhibit 3.1.28

ARTICLES OF ORGANIZATION

(PURSUANT TO NRS 86)

1.	Name of Limited Liability Company	NCOP IX, LLC

2.	Resident Agent Name and Street Address:	Nevada Incorporators & Registration Service, LLC 3763 Howard Hughes Parkway, #170 Las Vegas, NEVADA 89169

3.	Dissolution Date:	Latest date upon which the company is to dissolve (if existence is not perpetual): Perpetual

4.	Management:	Company shall be managed by: Manager(s)

5.	Names, Addresses of Managers or Members:	NCOP Nevada Holdings, Inc. 3763 Howard Hughes Parkway, Suite 170A Las Vegas, Nevada 89169

6.	Names, Addresses and	Candace R. Corra	Signature:	/s/ Candace R. Corra
	Signatures of Organizers:	3763 Howard Hughes, #170 Las Vegas, Nevada 89169

7.	Certificate of Acceptance of Appointment of	I, hereby accept appointment as Resident Agent for the above named limited liability company
	Resident Agent:	/s/ Candace R. Corra		11-27-06
		Signature of Resident Agent		Date